

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Rick Gaenzle
Chief Executive Officer
Perception Capital Corp. II
315 Lake Street East, Suite 301
Wayzata, MN 55391

> **Re: Perception Capital Corp. II**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-40976**

Dear Rick Gaenzle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Exhibits 31.1 and 31.2, page E-31

1. The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. Refer to Question 246.13 of the Regulation S-K C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services